LIVE CALL INFORMATION	REPLAY INFORMATION
Tuesday, August 5, 2008 7AM Taiwan Monday, August 4, 2008 7PM NYC CEO / CFO Number: 1-201-689-8561 Listener Call Number: 1-201-689-8560	Accessible 2 hours after the call through noon on Tuesday, August 12, 2008 Taiwan Replay Number: 1-201-612-7415 Account number: 3055 Conference ID number: 291283

Operator Intro: Welcome to Himax Technologies’ second quarter 2008 results conference call.  At this time, all participants are in a listen-only mode.  Later we will conduct a question and answer session.  At that time, if you have a question, you will need to press star 1 on your push button phone.  The call is scheduled for one hour.

As a reminder, this conference is being recorded today.  A replay will be available 2 hours after the call today, through noon on Tuesday, August 12, 2008 in Taiwan.  The replay dial-in number is 1-201-612-7415 with account number 3055 and conference ID number 291283.  The replay will also be accessible at www.himax.com.tw.

Joseph

Thank you, operator. Welcome everyone to Himax’s second quarter 2008 earnings call.  Joining us from the company are Mr. Jordan Wu, President and Chief Executive Officer, and Mr. Max Chan, Chief Financial Officer.  After the company’s prepared comments we will have time for any questions.

If you have not yet received a copy of today’s results release, please call The Ruth Group at 1-646-536-7026.  Or you can get a copy off Himax’s website at www.himax.com.tw.

Before we begin the formal remarks, I’d like to remind everyone that some of the statements in this conference call, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this conference call.

Factors that could cause actual results to differ include, but not limited to, general business and economic conditions and the state of the semiconductor industry; the level of competition; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2007 filed with SEC on dated June 20, 2008, as amended.

The financial information included in this conference call is unaudited and consolidated, and prepared in accordance with US GAAP. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information included in this conference call should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information included in this conference call is not necessarily indicative of our results for any future period.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

At this time, I would now like to turn the call over to Mr. Jordan Wu.  Please go ahead, sir.

Mr. Jordan Wu

Thank you Joseph and thank you everyone for joining us on today’s call.

I will now start with a brief highlight of Himax’s performance during the second quarter of 2008 and discuss the outlook for the third quarter of 2008.  Max Chan, our CFO, will then provide further details on our financial performance.

Our second quarter revenues came in-line with our guidance, while gross margin and EPS were both above our guidance.

Our second quarter revenues were $246.9 million, representing a 10.8% growth year-over-year and a 6.6% growth sequentially, driven primarily by the growth of large panel display drivers and non-driver products.

Revenues from large panel display drivers were up 10.8% from the same period last year, and up 6.2% sequentially, and accounted for 82.2% of our total revenues in the second quarter.

According to iSuppli, we’ve become the worldwide number one display driver supplier for large-sized TFT-LCD panel applications, with a market share of 20.4% in the first quarter of 2008.  We are pleased to have achieved this leading position in just seven years since our inception in June 2001.

Revenues from small- and medium-sized display drivers were weaker than expected, down 9.5% year-over-year and down 5.5% sequentially.  The sequential decline in revenues was mainly due to weak demand in many of the end-market applications.  Small- and medium-sized display drivers accounted for about 12.4% of our total revenue, as compared to 14.0% in the previous quarter.

While the rate of revenue growth from display drivers sales has shown signs of decelerating, momentum in our non-driver products remains strong and the pipeline looks promising.  Revenues from our non-driver products were $13.2 million, representing year-over-year growth of 127.4% and quarter-over-quarter growth of 65.7%.  As a percentage of total revenues, non-driver products accounted for 5.4% in the second quarter, as compared to 3.4% in the previous quarter.  This is the first time in our history that non-driver products represented more than 5% of total revenues.

Our gross margin was 25.5% in the second quarter of 2008, up 510 basis points year-over-year, and up 20 basis points sequentially. We contribute the sequential gross margin improvement primarily to a more favorable product mix, specifically the contribution from our non-driver products.

Second quarter earnings per share was $0.20, up from $0.14 in the same period last year and up from $0.18 in the first quarter. The result was a combination of increased total revenues, broader product offering, and improved gross margin.

We are pleased with the milestones we have achieved in the large-sized panel segment and are thrilled with the momentum of our non-driver products. In the second quarter, we saw revenue growth in literally all of our non-driver products. We are proud that we have built our expertise from within and possess a great level of grasp on our intellectual properties and a top notch R&D team to capitalize potential business opportunities.

Among our non-driver products, the progress in our LCOS microdisplays for mobile projector applications is especially encouraging. Our LCOS microdisplay is the core technology inside the world's first commercial mobile phone projectors of both embedded and accessory types.  Our LCOS microdisplay can also be applied in many other applications such as toys, laptop computers or simply as a standalone mobile projector.  Our patent-protected proprietary LCOS microdisplays are particularly attractive to customers because they enable simple and compact optical engine design, which in turn provides benefits of ultra small size, low power consumption, easy manufacturing and attractive costs. We have recently commenced mass production on our LCOS microdisplays. Although commercialization of mobile projector is still in its early stage, certain of our customers have led the world to launch their products, enabled by our solutions, to the end market and we expect there are more to come.  We are committed to leading the world in providing the most competitive mobile projector solutions.

Looking ahead, we feel that the current uncertainties in the worldwide economy and the reduced consumer spending are having a negative impact to our third quarter results. Since the end of the second quarter, we have seen many of our panel customers announcing measures to control inventory and reduce capacity utilization, which naturally result in downward revisions to their forecast demands on our display drivers.  Customers’ turning conservative at a supposed high season has added complexity and further lowered our visibility in gauging our short-term business outlook.  Our actual third quarter results could therefore depart from what we believe today, with both upside and downside risks.

We expect third quarter revenues to decline by low-teen percent sequentially, gross margin to decline by 1% to 2%, and GAAP EPS to be in the range of $0.04 to $0.06. Excluding share-based compensation and acquisition-related charges, Non-GAAP EPS would be in the range of $0.11 to $0.14.

Our third quarter GAAP EPS guidance has taken into account our 2008 RSU (Restricted Share Unit) Grant which is scheduled for the end of September, as we did in 2006 and 2007.  We expect this annual RSU grant to be valued at $24 to $27 million, of which approximately 50% will be vested and expensed immediately on the grant date, which will result in lower GAAP EPS for every third quarter.  Max will elaborate more during his comments later on.

To be the world’s leading semiconductor solution provider for flat panel display industry has been our long-term goal since day one of our company. We have chosen TFT-LCD driver IC to be the first entry into that market and we are proud to be where we are today in that segment. The success in the driver business has enabled us to invest aggressively in a number of other areas, as I described earlier. We are happy to report that we are experiencing strong momentum in literally all of those areas. We are working hard to make sure these non-driver segments will continue to contribute more to our business in the long term. Needlessly to say, we remain fully committed to expanding our leadership position in the driver IC market, which will always be a core to our business for the foreseeable future.

Now let me turn over to Max Chan, our CFO, for some financial details.

Mr. Max Chan

Thank you, Jordan.

Our net revenues in the second quarter were $246.9 million, representing a 10.8% increase over $222.9 million in the same period last year and a 6.6% increase over the $231.6 million in the previous quarter. The growth was primarily contributed by the sales of our display drivers for large panel applications, specifically those for PC-related panels.  Our non-driver revenues, although still small compared to our display driver revenues, showed strong sequential growth of 65.7% and accounted for 5.4% of our total revenues, with LCOS microdisplay and timing controller being the top contributing items.

Our gross margin increased to 25.5%, up from 20.4% a year ago and up from 25.3% in the previous quarter.

Our GAAP operating income was $34.8 million, up 39.9% from $24.9 million in the same period last year, and up 9.9% from $31.7 million in the previous quarter.

Our GAAP operating expenses were $28.3 million in the second quarter, up from $27.0 million in the previous quarter.  Share-based compensation accrued in the second quarter was $2.4 million, as compared to $1.5 million accrued in the same period last year and $ 2.4 million in the first quarter of 2008.

Our GAAP net income was $37.7 million, up 40.5% from $26.8 million in the same period last year, and up 10.5% from $34.1 million sequentially. GAAP EPS was $0.20, up from $0.14 in the same period last year and up from $0.18 in the previous quarter.

Excluding share-based compensation and acquisition-related charges, our non-GAAP gross margin was 25.6%. Non-GAAP operating income was $37.8 million, up from $28.1 million in the same period last year and up from $34.6 million in the previous quarter. Non-GAAP net income was $39.8 million, up from $30.0 million in the same period last year, and up from $37.0 million in the previous quarter. Non-GAAP EPS was $0.21, up from $0.15 in the same period last year and up from $0.19 in the previous quarter.

In the second quarter, our share-based compensation was $2.4 million, literally unchanged from the previous quarter. Acquisition-related charges were $(0.4) million, compared to $0.5 million in the previous quarter, as we made certain tax-related adjustments in the second quarter.

As Jordan mentioned earlier, our 2008 RUS grant will take place at the end of September, as it has for the past two years.  The value of our 2008 grant is expected to be $24 to $27 million, of which approximately 50% will be vested and expensed on the grant date, with the balance being vested in three equal installments in three years and amortized over three years accordingly.

We generated a net operating cash flow of $29.3 million in the second quarter. With no debts, our balance sheet remains strong with net cash and marketable securities available for sale of $101 million, after distributing a cash dividend of $66.8 million in June. The cash dividend of $0.35 per share shows our commitment in adding shareholders’ value.

Jordan provided our third quarter of 2008 outlook earlier. We are basing that guidance on 192 million diluted weighted average shares.

Operator, that concludes our prepared remarks.  We can now take any questions.

[Jordan’s closing remarks]
Thank you everyone for taking time to join today’s call.  We look forward to talking to you at our next earnings call in November.